                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               SCHEDULE TO-I/13E-3
                                (AMENDMENT NO. 4)

                             (RULES 13E-3 AND 13E-4)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e) (1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               IIC INDUSTRIES INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                               CP HOLDINGS LIMITED
                        (NAME OF FILING PERSON (OFFEROR))

                               IIC INDUSTRIES INC.
                        KENYON PHILLIPS ACQUISITION, LLC
                              SIR BERNARD SCHREIER
                         (NAMES OF OTHER FILING PERSONS)

                                   449-628-205
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 MR. PAUL FILER
                               EXECUTIVE DIRECTOR
                               CP HOLDINGS LIMITED
                                 OTTERSPOOL WAY
                             WATFORD, HERTFORDSHIRE
                            UNITED KINGDOM, WD25 8JP
                               011 44 192 325 0500
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                 AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                    COPY TO:
                           SAMUEL F. OTTENSOSER, ESQ.
                             BAER MARKS & UPHAM LLP
                                805 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 702-5700

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*                              Amount of Filing Fee
--------------------------------------------------------------------------------
1,209,085 shares X $10.50 = $12,695,392.50          $2,539.08
--------------------------------------------------------------------------------
*Set forth the amount on which the filing fee is calculated and state how it was determined.


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[X]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $2,539.08

Form of Registration No.:  Schedule TO-I/13E-3

Filing Party:  CP Holdings Limited

Date Filed:    October 15, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[X]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                    Statement

         This Amended Tender Offer Statement on Amendment No. 4 to Schedule TO-I/13E-3 (this "Amended Statement") relates to a tender offer by CP Holdings Limited, a company organized under the laws of the United Kingdom (the "Offeror"), to purchase the outstanding shares of common stock, $0.25 par value (the "Common Shares") of IIC Industries Inc. (the "Company"), through its wholly-owned subsidiary Kenyon Phillips Acquisition, LLC.

         The Common Shares were sought for pursuant to an amended tender offer (the "Tender Offer") at a purchase price of $10.50 per Common Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Amended Offer to Purchase, dated December 11, 2001 (the "Offer to Purchase"). The Tender Offer expired at 12:00 midnight, New York City time, on Wednesday, December 19, 2001.

         The results of the Tender Offer are as follows:

                  Number of Common Shares Outstanding:          5,693,472

                  Number of Common Shares Tendered:               300,064

                  Percentage of Common Shares Tendered:              5.2%

                  Percentage of Common Shares Owned

                  by Offeror after Expiration of Tender Offer:      84.0%

                                   SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 4 to Schedule TO-I/13E-3 is true, complete and correct.

                                      CP HOLDINGS LIMITED

                                      By: /s/ SIR BERNARD SCHREIER
                                          ------------------------
                                          Sir Bernard Schreier,
                                          Chairman

                                      IIC INDUSTRIES INC.

                                      By: /s/ SIR BERNARD SCHREIER
                                          ------------------------
                                          Sir Bernard Schreier,
                                          President

                                      KENYON PHILLIPS ACQUISITION, LLC

                                      By: /s/ PAUL FILER
                                          --------------
                                          Paul Filer,
                                          Chairman

                                      /s/ SIR BERNARD SCHREIER
                                      ------------------------
                                      Sir Bernard Schreier








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